SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 1, 2005

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-116854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 2.02 Results of Operations and Financial Condition.

On March 1, 2005, The Aristotle Corporation issued a press release announcing financial results for the calendar year ended December 31, 2004 and the declaration of a dividend on its Series I and Series J Preferred Stock, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 – Press release of The Aristotle Corporation, dated March 1, 2005.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: March 1, 2005

EXHIBITS

Exhibit 99.1 Press release issued March 1, 2005.

For Immediate Release News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces Calendar 2004 Results and Declares Semi-Annual Preferred Dividends

Stamford, CT, March 1, 2005 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the quarter and calendar year ended December 31, 2004.

Fourth Quarter and Calendar Year 2004 Results

For the three months ended December 31, 2004, net sales increased 9.7% to $36.1 million from $32.9 million in the fourth quarter of 2003. Earnings before income taxes increased 1.0% to $3.0 million from $2.9 million in the 2003 fourth quarter, and net earnings increased to $3.1 million compared to $1.5 million in the 2003 quarter. Net earnings applicable to common stockholders in the fourth quarter of 2004 were $1.0 million, or $.06 per diluted common share. In the 2003 fourth quarter, the net loss applicable to common stockholders was $.7 million, or a loss of $.04 per diluted common share. Net earnings applicable to common stockholders in both the 2004 and 2003 periods include the accretion of $2.2 million relating to the dividends on Aristotle's Series I and Series J preferred stocks issued on June 17, 2002.

In the quarter ended December 31, 2004, the valuation allowance that was established to reflect the estimate of Aristotle's Federal net operating tax loss carryforwards ("NOL's") that were expected to expire unutilized was reduced by $1.2 million to $7.5 million. The change in the valuation allowance related to the NOL's is predicated on the change in estimated utilization of NOL's due primarily to estimates of projected taxable income. In accordance with U.S. generally accepted accounting principles ("GAAP"), as a result of the reduced valuation allowance, deferred tax expense decreased by $1.2 million, resulting in an increase of $.07 to diluted earnings per common share for the fourth quarter of 2004. In the quarter ended December 31, 2003, the valuation allowance and deferred income tax expense were each reduced by $1.4 million, yielding a decrease in the reported loss applicable to common stockholders of $.08 per diluted common share for the quarter.

For the twelve months ended December 31, 2004, net sales increased 7.3% to $175.1 million from $163.2 million in the twelve months of 2003. Earnings before income taxes for 2004 increased 14.1% to $23.1 million from $20.3 million in 2003, while net earnings increased to $17.5 million from $12.0 million. Net earnings applicable to common stockholders for 2004 were $8.9 million, or $.52 per diluted common share, compared to $3.4 million, or $.20 per diluted common share for 2003. Net earnings

applicable to common stockholders in both the 2004 and 2003 periods include the accretion of $8.6 million relating to Aristotle's preferred stock dividends.

In the twelve months ended December 31, 2004, the valuation allowance related to NOL's was reduced by $3.5 million. The change in the valuation allowance for the 12-month period is predicated on the change in estimated utilization of NOL's due primarily to recent business acquisitions and other estimates of projected taxable income. In accordance with GAAP, goodwill from the business acquisitions completed in the third quarter of 2004 was reduced by $.7 million and deferred tax expense decreased by $2.8 million, resulting in an increase of $.16 to diluted earnings per common share for 2004. In 2003, the valuation allowance and deferred income tax expense were each reduced by $1.4 million, increasing the reported net earnings applicable to common stockholders by $.08 per diluted common share.

The reported net earnings are shown after deduction for Federal, state and foreign income tax expenses. Approximately $1.5 million and $3.1 million of the income tax provisions reported for the 2004 and 2003 fourth quarters, respectively, relate to the utilization of NOL's. For the years 2004 and 2003, respectively, $7.4 million and $8.1 million of the reported tax provisions relate to NOL utilization. The NOL utilization for the reported quarters and years reduces Aristotle's current Federal tax liability, conserving cash outflow for tax obligations by the same amounts. Except for Federal alternative minimum tax obligations arising from limitations on the NOL's in future years, Aristotle anticipates that the utilization of available NOL's will offset its Federal taxable income through 2006. At December 31, 2004, the Condensed Consolidated Balance Sheet contains a net deferred tax asset of $20.4 million, net of a valuation allowance related to NOL's of $7.5 million.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "I am pleased to report that your Company's EBITDA exceeded $26 million in 2004, representing a growth of more than 10% compared to 2003. The improved profit performance is attributed to revenue growth across nearly all core product lines, particularly health care education and training, while limiting growth in operating costs. Aristotle's acquisitions of CPR Prompt and Ginsberg in 2004 somewhat enhanced this past year's profit growth; however, it is expected that significant positive effects of these transactions will be realized commencing in 2005."

Mr. Lapin added, "Directly as a result of the cyclical nature of its K-12 school business, Aristotle has historically reported losses applicable to common stockholders in its fourth quarters, including a loss of $.04 per diluted common share in 2003. In the closing 2004 quarter, however, your Company is reporting income applicable to common stockholders of $.06 per diluted common share, primarily as a result of the change in valuation allowance for the Company's NOL's which added $.07 per diluted common share in that period."

Dean T. Johnson, Aristotle's Chief Financial Officer, noted, "On the strength of its earnings performance for 2004, Aristotle has increased its working capital by 14% in 2004 to $53.4 million. During the same period, your Company has employed cash resources generated by its operations to fund $3.7 million for acquisitions completed in 2004, to reduce its long term debt by $6.3 million, and to pay $8.6 million of preferred dividends. Your Company's strong balance sheet, with stockholders' equity now approaching $71 million (an 18% increase from the end of 2003), will continue to be the foundation for building future earnings through its current businesses and complementary acquisitions."

Mr. Johnson continued, "As Aristotle is not considered an accelerated filer as defined by the U.S. Securities and Exchange Commission, your Company was not required to document compliance with Section 404 of the Sarbanes-Oxley Act of 2002 at December 31, 2004. For calendar 2005, however, Aristotle will be required to commit necessary and appropriate company resources to complete the documentation and testing of its internal controls in compliance with Section 404."

In providing EBITDA information, Aristotle offers a non-GAAP financial measure to complement its condensed consolidated financial statements presented in accordance with GAAP. This non-GAAP financial measure is intended to supplement the reader's overall understanding of Aristotle's current financial performance. However, this non-GAAP financial measure is not intended to supercede or replace Aristotle's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Earnings to EBITDA" schedule below. EBITDA is defined as earnings before interest and other income, income taxes, depreciation and amortization.

Declaration of Semi-Annual Dividends

Aristotle also announced today that it has declared semi-annual cash dividends of $.33 and $.36 per share, respectively, on its outstanding shares of Series I Preferred Stock and Series J Preferred Stock. The dividends are payable on March 31, 2005, to holders of record on March 15, 2005. Dividends are payable on Aristotle's preferred stock on March 31 and September 30, if and when declared by Aristotle's Board of Directors.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Summit Learning, Hubbard Scientific, Scott Resources, Spectrum Educational Supplies, Haan Crafts, To-Sew, CPR Prompt® and Ginsberg Scientific. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.1 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at www.aristotlecorp.net.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

| | | Three Months Ended December 31, | | Twelve Months Ended December 31, | |
		2004	2003	2004	2003
Net sales	$	36,077	32,873	175,077	163,228
Cost of sales		22,745	20,335	109,556	101,864
Gross profit		13,332	12,538	65,521	61,364
Selling and administrative expense		10,072	9,098	41,242	39,535
Earnings from operations		3,260	3,440	24,279	21,829
Other expense (income):					
Interest expense		276	401	1,170	1,532
Other, net		11	94	(9)	29
		287	495	1,161	1,561
Earnings before income taxes		2,973	2,945	23,118	20,268
Income taxes:					
Current		239	(248)	2,277	1,552
Deferred		(409)	1,727	3,277	6,745
		(170)	1,479	5,554	8,297
Net earnings		3,143	1,466	17,564	11,971
Preferred dividends		2,159	2,154	8,638	8,604
Net earnings (loss) applicable to common stockholders	$	984	(688)	8,926	3,367
Earnings (loss) per common share:					
Basic	$	.06	(.04)	.52	.20
Diluted	$	.06	(.04)	.52	.20
Weighted average common shares outstanding:					
Basic		17,132,714	17,053,897	17,116,032	17,037,634
Diluted		17,375,292	17,053,897	17,317,594	17,181,084

RECONCILIATION OF GAAP NET EARNINGS TO EBITDA
(in thousands)
(unaudited)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2004	**2003**	**2004**	**2003**
Net earnings	$	3,143	1,466	17,564	11,971
Add:					
Income taxes		(170)	1,479	5,554	8,297
Interest expense and other income		287	495	1,161	1,561
Depreciation and amortization		466	423	1,814	1,759
EBITDA	$	3,726	3,863	26,093	23,588

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets	December 31, 2004 (unaudited)	December 31, 2003
Current assets:		
Cash and cash equivalents	$ 2,143	5,566
Investments	4,058	-
Accounts receivable, net	12,592	11,881
Inventories	33,356	29,157
Prepaid expenses and other	6,665	5,598
Refundable income taxes	49	344
Deferred income taxes	9,825	8,184
Total current assets	68,688	60,730
Property, plant and equipment, net	17,405	17,340
Goodwill	13,707	11,509
Deferred income taxes	10,594	15,081
Other assets	511	454
Total assets	$ 110,905	105,114
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 114	1,415
Trade accounts payable	7,192	5,874
Accrued expenses	5,833	4,537
Accrued dividends payable	2,158	2,154
Total current liabilities	15,297	13,980
Long-term debt, less current installments	24,948	31,290
Stockholders' equity:		
Preferred stock, Series I	6,580	6,412
Preferred stock, Series J	65,760	65,760
Common stock	171	171
Additional paid-in capital	2,310	860
Accumulated deficit	(4,331)	(13,257)
Accumulated other comprehensive earnings (loss)	170	(102)
Total stockholders' equity	70,660	59,844
Total liabilities and stockholders' equity	$ 110,905	105,114